<u>CARTEL BLUE, INC.</u>
28202 Cabot Road, Suite 300
Laguna Niguel, CA 92677
310-955-0099
www.cartelscigars.com
philip@cartelscigars.com

Annual Report
For the period ending January 31, 2025
(the "Reporting Period")

<u>Outstanding Shares</u>

The number of shares outstanding of our Common Stock was:

249,319,872 as of January 31, 2025

203,819,872 as of January 31, 2024

<u>Shell Status</u>
Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933, Rule 12b-2 of the Exchange Act of 1934 and Rule 15c2-11 of the Exchange Act of 1934):

 Yes: ☐   No: ☒

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ☒

<u>Change in Control</u>

Indicate by check mark whether a Change in Control of the company has occurred during this reporting period:
Yes: ☐   No: ☒

1)   Name and address(es) of the issuer and its predecessors (if any)

Current incorporation information:

The issuer is incorporated in Nevada beginning November 1995 and its status is Active.

Prior Incorporation Information during the past five years:

None

Describe any trading suspension orders issued by the SEC concerning the issuer or its predecessors since inception:

None

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

None

Address of the issuer's principal executive office and principal place of business is

28202 Cabot Road, Suite 300
Laguna Niguel, CA 9

1

☒ *Check if principal executive office and principal place of business are the same address:*

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

No: ☒   Yes: If Yes, provide additional details below:

2)   Security Information

Transfer Agent

Name: Transfer Online
Address: 512 SE Salmon Street,
            Portland, OR 9714-3444
Phone: 503-227-6874
Email: info@transferonline.com

Publicly Quoted or Traded Securities:

Trading symbol: CRTL
Exact title and class of securities outstanding: Common Stock
CUSIP: 146094 107
Part or stated value: $0.00001

Total shares authorized: 500,000,000   as of January 31, 2025
Total shares outstanding: 249,319,872   as of January 31, 2025
Total number of shareholders of record: 115   as of January 31, 2025

Other classes of authorized or outstanding equity securities that do not have a trading symbol:

Exact title and class of the security: Preferred
Stock Par or stated value: $0.001
Total shares authorized: 5,000,000   as of January 31, 2025
Total shares outstanding: 100,000   as of January 31, 2025
Total number of shareholders of record: 1   as of January 31, 2025

Security Description:

1. **For common stock, describe any dividend, voting and preemption rights.**

Dividends are payable at the discretion of the Board of Directors and will depend on the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. To date, the Company has not declared or paid any cash dividends to stockholders. Vote at 1 vote per 1 share held. No preemption rights.

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all the directors to be elected, if they so choose, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

2. **For preferred stock, describe the dividend, voting, conversion, and liquidation rights as well as redemption or sinking fund provisions.**

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

Currently the company only has one class of Preferred Stock. The only feature of the class is that it has a 60% voting block for all issues presented before all classes of voting shares of the company.

    3. **Describe any other material rights of common or preferred stockholders.**

None

    4. **Describe any material modifications to rights of holders of the company's securities that have occurred over the reporting period covered by this report.**

None

3)   Issuance History

Indicate by check mark whether there were any changes to the number of outstanding shares within the past two completed fiscal years:

No: Yes:[X] (If yes, you must complete the table below)

SEE NEXT PAGE

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

Shares Outstanding <u>Opening Balance:</u>	*Right-click the rows below and select "Insert" to add rows as needed.
Date: January 31, 2023	
Common: 142,639,872	
Preferred: 100,000	

Date of Transaction	Transaction type (e.g., new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/Entity Shares were issued to. ***You must disclose the control person(s) for any entities listed.	Reason for share issuance (e.g. for cash or debt conversion) -OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
3/17/2023	Issuance	15,000,000	Common	0.00001	No	Limojet, Inc (Jim Wilson)	Services	Restricted	4(a)(1)
8/7/2023	Issuance	400,000	Common		No	Rebecca J. Kim	Cash sale	Restricted	4(a)(1)
8/19/2023	Issuance	375,000	Common		No	Mohannad Nima Ronani	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	500,000	Common	.	No	Peter Ardelian	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	1,000,000	Common		No	Diana Cole	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	500,000	Common	0.00001	No	Teresa Marie Deleon	Services	Restricted	4(a)(1)
9/19/2023	Issuance	250,000	Common	0.00001	No	Distictive Products Co (Quentin Smith)	Services	Restricted	4(a)(1)
9/19/2023	Issuance	1,000,000	Common	0.00001	No	In Life Sciences (Quentin Smith)	Services	Restricted	4(a)(1)
9/19/2023	Issuance	2,500,000	Common		No	Doug Kirby	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	5,000,000	Common	0.00001	No	Philip LaRocca	Services	Restricted	4(a)(1)
9/19/2023	Issuance	22,168,000	Common	0.00001	No	Philip Moreb	Services	Restricted	4(a)(1)
9/19/2023	Issuance	80,000	Common	0.00001	No	Palomar Airport Investors (Quentin Smith)	Services	Restricted	4(a)(1)
9/19/2023	Issuance	11,232,000	Common		No	Christopher Scott Preble	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	200,000	Common	0.00001	No	Q1 Financial Inc (Quentin Smith)	Services	Restricted	4(a)(1)
9/19/2023	Issuance	250,000	Common		No	Eric Rameriz	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	500,000	Common		No	Dan Rasmussen	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	225,000	Common		No	Tracy Reed	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	220,000	Common		No	Quentin Smith	Cash sale	Restricted	4(a)(1)

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

9/19/2023	Issuance	2,000,000	Common		No	Todd Marker RM Broadcasting (Todd Marker)	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	10,000,000	Common		No	Tradeway, Inc (Jim Wilson)	Cash sale	Restricted	4(a)(1)
9/19/2023	Issuance	150,000	Common	0.00001	No	Cartel Blue Workers (Philip Moreb)	Servies	Restricted	4(a)(1)
10/27/2023	Issuance	500,000	Common	0.00001	No	Robert Caulfied	Services	Unrestricted	
11/9/2023	Issuance	7,000,000	Common	0.00001	No	Philip LaRocca	Services	Restricted	4(a)(1)
11/9/2023	Issuance	18,000,000	Common	0.00001	No	Philip Moreb	Accquire Distrbutol	Restricted	4(a)(1)
12/18/2023	Issuance	2,300,000	Common		No	Petru Ardelian	Cash sale	Unrestricted	
12/27/2023	Issuance	500,000	Common	0.00001	No	Cplleen Shannon	Services	Restricted	4(a)(1)
12/29/2023	Issuance	500,000	Common		No	Susan Routt	Cash sale	Restricted	4(a)(1)
2/5/2024	Issuance	1,000,000	Common	0.00001	No	Karen Klar	Services	Restricted	4(a)(1)
2/5/2024	Issuance	1,000,000	Common	0.00001	No	Kristine Ann Krall	Services	Restricted	4(a)(1)
2/5/2024	Issuance	1,000,000	Common	0.00001	No	Colleen Shannon	Servies	Restricted	4(a)(1)
3/18/2024	Issuance	500,000	Common		No	Mark Porcello	Cash sale	Unrestricted	
4/15/2024	Issuance	500,000	Common	0.00001	No	Kisa Marie LaRocca	Services	Unrestricted	
4/24/2024	Issuance	1,000,000	Common	0.00001	No	Frank VanTrepoote	Servies	Restricted	4(a)(1)
6/7/2024	Issuance	1,000,000	Common		No	Christopher Badani	Cash sale	Restricted	4(a)(1)
7/1/2024	Cancelation	(18,000,000)	Commom		No	Philip Moreb			
7/1/2024	Issoance	100,000	Prefered		Mo	Philip Moreb	Sevices		
7/1/2024	Issuance	1,000,000	Common		No	Rex Patrick Sofonio	Cash sale	Restricted	4(a)(1)
8/9/2024	Issuance	5,000,000	Common		No	Kevin Ray Gilmore	Cash sale	Restricted	4(a)(1)
8/9/2024	Issuance	350,000	Common	0.00001	No	Christopher Riess	Services	Restricted	4(a)(1)
8/9/2024	Issuance	500,000	Common		No	David Strong	Cash sale	Restricted	4(a)(1)
8/9/2024	Issuance	4,750,000	Common	0.00001	No	Gregory Watkins	Services	Restricted	4(a)(1)
8/28/2024	Issuance	2,000,000	Common		No	Kevin Ray Gilmore	Cash sale	Restricted	4(a)(1)
10/11/2024	Issuance	480,000	Common		No	Petru Ardelian	Cash sale	Restricted	4(a)(1)
11/5/2024	Issuance	1,000,000	Common		No	Petru Ardelian	Cash sale	Restricted	4(a)(1)
12/5/2024	Issuance	1,250,000	Common		No	Thomas Carter	Cash sale	Restricted	4(a)(1)

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

Shares Outstanding on Date of This Report:	
Date : January31, 2025	
Common 249319872	
Preferred: 100,000	

B. Promissory and Convertible Notes

Indicate by check mark whether there are any outstanding promissory, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities:

No: ☒   Yes: ☐

Date of Note Issuanc E	Outstandi ng Balance ($)	Princip al Amount at Issuanc e ($)	Interes t Accru ed ($)	Maturi ty Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder. *** You must disclose the control person(s) for any entities listed.	Reason for Issuance (e.g. Loan, Services, etc.)

4)   Issuer's Business, Products and Services

A.   Summary of the issuer's business operations

Cartel Blue, Inc. (f/k/a Revenge Designs, Inc.), (Ticker symbol CRTL), is a Nevada Corporation that produces and sells hydroponic hemp cigars (manufactured in the USA) as well as branded cigar accessories, A growing group of Cartel lounges and the Company's wholly-owned subsidiary company, Distributol, Inc. (www.distributolgov.com), utilize distribution channels within the State of California, where the recreational sale and consumption of products containing THC is legal.
The Company also intends to operate as an eco-friendly apparel company utilizing hemp and other high-quality fabric, along with contemporary designs and edgy marketing strategies that will be promoted by celebrities in the television, film, and music industries.
In addition, Distributol (plans to distribute) 0.3 % government legal products online and in convenience stores. Now legal in all fifty states after an 85-year ban, the Company can now ship legal THC products to consumers' homes as permitted by the Federal law enacted in the Agriculture Improvement Act of 2018 (2018 Farm Bill).

B.   The issuer has the following subsidiaries, no parent company and no affiliated companies.

Distributol, Inc., a wholly owned subsidiary, is a manufacturer of hand-rolled hemp cigars and other hemp related products and serves as the online sales entity for the Company's products. Philip Moreb, the Company's CEO, serves as President and a Director of Distributol, Inc. Distributol, Inc. is in active status with the State of Delaware.

C.   The issuers' principal products or services.

Cartel Blue's principal products are hemp-based products - mainly hydroponic hemp cigars, cigar accessories, gummies, as well as eco-friendly hemp fiber based apparel.

5)   Issuer's Facilities

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

The Company currently leases office space for its corporate headquarters located at 28202 Cabot Road, Suite 300, Laguna Niguel, California. The monthly rent is $1,750.

The Company currently leases 2,450 square feet of office space located at 2150 Palomar Airport Road, in Carlsbad, California. The monthly rent is $1,750.

6)   All Officers, Directors, and Control Persons of the Company

Name	Affiliation with Company	Residential Address	Number of shares owned	Share type/class	Ownership Percentage
Judge Phillip LaRocca, Ret.	President, Treasurer, Director	Palm Desert, California	12,000,000	Common	4.813 %
Bridget Moreb	Secretary, Director	Rancho Mirage, California	2,500,000	Common	0.849 %
Philip Moreb	CEO, CFO, Director, owner of more than 5%	Rancho Mirage, California	97,168.000 100,000	Common Preferred	38.973 % 100.00 %

7)   Legal/Disciplinary History

A.   Identify whether any of the persons or entities listed above in Section 5have, <u>in the past 10 years</u>:

1. Been the subject of an indictment or conviction in a criminal proceeding or plea agreement or named as a defendant in a pending criminal proceeding (excluding minor traffic violations);

None

2. Been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, financial- or investment-related, insurance or banking activities;

None

2. Been the subject of a finding, disciplinary order or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, a state securities regulator of a violation of federal or state securities or commodities law, or a foreign regulatory body or court, which finding or judgment has not been reversed, suspended, or vacated;

3. Named as a defendant or a respondent in a regulatory complaint or proceeding that could result in a "yes" answer to part 3 above; or

None

4. Been the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.

None

5. Been the subject of a U.S Postal Service false representation order, or a temporary restraining order, or preliminary injunction with respect to conduct alleged to have violated the false representation statute that applies to U.S mail.

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

None

B. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

NONE

8) Third Party Service Providers

Name:	Midway Law Firm, APC
Firm:	Marc Stephen Applbaum, Attorney-at-Law
Address 1:	4275 Executive Square, Suite 200
Address 2:	La Jolla, CA 92037
Phone:	619-993-0288
Email:	marc@midwaylawfirm.com

Name:	Jackson L. Morris, Esq.
Nature of Services:	Securities Counsel
Address 1:	126 21st Avenue SE
Address 2:	St. Petersburg, FL 33705
Phone:	813-892-5969
Email:	Jackson.morris@rule144solution.com

Name:	Tyrus C. Young
Firm:	Factsco, LLC
Address 1:	3958 Refuge Rd
Address 2:	Jasper, GA 30143
Phone:	727-470-8684
Email:	factsco@gmail.com

Investor Communication:

X (Twitter):	@cartelscigars
Facebook:	cartelscigars

9) Disclosure & Financial Information

A. This Disclosure Statement was prepared by (name of individual):

Name:	Tyrus C. Young
Title:	Consultant
Relationship to Issuer:	Consultant

B. The following financial statements were prepared in accordance with:

☐ IFRS
☒ U.S. GAAP

C. The following financial statements were prepared by (name of individual):

Name:	Tyrus C. Young
Title:	Consultant

8

Relationship to Issuer: Consultant

Describe the qualifications of the person or persons who prepared the financial statements:

Over 45 years of CPA and consulting experience; 19 years of preparing financial statements for small public companies.

The following financial statements are presented for the most recent two financial years:

a. Balance Sheet; As of January 31, 2025 and January 31, 2025
b. Statement of Income; For the three months ended January 31, 2025 and 2024
c. Statement of Cash Flows; For the three months ended January 31, 2025 and 2024
d. Statement of Changes in Stockholders' Equity for the period January 31, 2023 through January 31, 2025
e. Notes to the Financial Statements

10) Issuer Certification

Principal Executive and Financial Officer:

I, Philip Moreb, certify that:

1. I have reviewed this Annual Disclosure Statement for Cartel Blue, Inc.;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

September 15, 2025
/s/ PHILIP MOREB
Philip Moreb
Principal Executive and Financial Officer:

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

CARTEL BLUE, INC
Balance Sheet

	January 31, 2025 (Unaudited)	Amended January 31, 2024 (Unaudited)
ASSETS		
Current Assets		
Cash	$ 836	$ 17,877
Inventory	82,000	264,000
Total Current Assets	82,836	281,877
Fixed Assets, Net	40,860	58,508
Other Assets		
Tangible (Non-Used) assets	354,000	354,000
Intangible assets	436,000	436,000
Organizational costs	75,939	75,939
Total Other Assets	865,939	865,939
Total Assets	$ 989,635	$ 1,206,324
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
Currnt Liabilities		
Accounts Payable & product deposits	$ 0	$ 49,225
Advances by Shareholder	16,377	16,377
Total Current Liabilities	16,377	65,602
Long Term Obligations		
Loans from Shareholder	293,826	293,826
Loans from non-shareholders	40,000	40,000
Total Long Term Obligations	333,826	333,826
Tota; Liabilities	350,203	399,428
Stockholder equity (deficit)		
Preferred Stock 0.001 Par Value, 5,000,000 shares authorized; 100,000 and 0 shares ourstanding at January 31, 2025 and 2024	100	0
Common Stock $.00001 par value, 500,000,000 shares authorized, and 267,319,872 and 244,489,872 as of January 31, 2025 andJanuary 31. 2024, respectively	2,493	2,450
Additional Paid in Capital	4,574,802	4,370,029
Accumulated deficit	(3,937,963)	(3,565,583)
Total Stockholder's Equity	639,432	806,896
Total Liabilities and Stockholders Equity $	989,635	$ 1,206,324

The accompanying notes are an integral part of these financial statements.

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

CARTEL BLUE, INC

Statements of Income

(Unaudited)

	For the Years Ended January 31,			
		2025		2024
Revenues		31,825		97,000
Cost of Goods Sold		27,500		87,000
	$	4,325	$	10,000
Operating Expenses				
General & Administrative		211,526		19,203
Total Operating Expenses		211,526		19,203
Operating Income (Loss)		(207,201)		(9,203)
Other Income (Expense)				
Depreciation expense		(15,848)		(15,848)
Inentory spoilage		(162,000)		0
NET INCOME	$	(385,049)	$	(25,051)

The accompanying notes are an integral part of these financial statements.

OTC Markets Group Inc.
Disclosure Guidelines for the Pink Market (v1.0 July 1, 2025)

CARTEL BLUE, INC
Statement of Cash Flows
(Unaudited)

		For the Years Ended January 31,	
		2025	2024
Cash flows from operations			
Net (loss)	$	(385,049) $	(25,051)
Dereciation expense		15,848	15,848
Issuance of shares for services		140,096	703
Adjustments to reconcile net operations to net cash			
Inventory		156,289	(29,597)
Acconnts Payable		(49,225)	(147,675)
Advances from Shareholer		0	0
Net cash provided by(used) operating activities		(122,041)	(185,772)
Cash flows from investing activities			
		0	0
Net cash provided (used) by investing activities		0	0
Cash flows from financing activities			
Sale of Common Stock		105,000	183,568
Shareholder Advances		0	0
Net cash provided (used) by financing activities		105,000	183,568
Net Increase (Decrease) in cash		(17,041)	(2,204)
Cash, Beginning of Period		17,877	20,081
Cash, End of Period	$	836 $	17,877

The accompanying notes are an integral part of these financial statements.

CARTEL BLUE, INC
Statement of Shareholder's Equity

	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value			
Balance - January 31, 2023	142,639,872 $	1,426	$	$	4,276,903 $	(3,501,381) $	776,948
Prior depreciation						(39,151)	
Stock issued for services	52,348,000	523					523
Stock issued for cash	32,002,000	320			93,126		93,446
Stock issued for acquisition	18,000,000	180			(180)		0
Net Profit or Loss						(25,051)	(25,051)
Balance - January 31, 2024	244,989,872 $	2,450	$	$	4,370,029 $	(3,565,583) $	845,867
Prior Period Adjustment						12,669	12,669
Conversion of Common to Prederred	(18,000,000)	(180)	72,000	72	71,928		71,820
Stock issued for services	9,600,000	96	28,000	28	27,972		28,096
Stock issued for cash	12,730,000	127			104,873		105,000
Net Profit or Loss						(385,049)	(385,049)
Balance - January 31, 2025	249,319,872 $	2,493	100,000 $	100 $	4,574,802 $	(3,937,963) $	678,403

The accompanying notes are an integral part of these financial statements.

CARTEL BLUE, INC.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE ! – ORGANIZATION AND NATURE OF OPERATIONS

Cartel Blue, Inc. (f/k/a Revenge Designs, Inc.), (Ticker symbol CRTL) a Nevada corporation, is a Carlsbad, CA based Company that produces and sells hydroponic hemp cigars, manufactured in the USA, as well as branded cigar accessories. A growing group of Cartel lounges and the Company's subsidiary company, Distributol, Inc. (www.distributolgov.com), utilize distribution channels within California, where recreational sale and consumption of products containing THC is legal. In addition, Distributol will be distributing 0.3 government legal products online and in convenience stores. Now legal in all 50 States after an 85-year ban, the Company can now ship legal THC products to consumers' homes as permitted by the federal law enacted in the Agriculture Improvement Act of 2018 (2018 Farm Bill).

The Company also intends to be an eco-friendly apparel company that utilizes high quality fabrics as well as hemp and designs with contemporary and edgy marketing strategies in conjunction with popular and unique celebrities in the film, television, and music industries.

The Company also owns 100% of Distributol, Inc., a Delaware corporation, which serves as the online distributor of all of the Company's products.

Note 2 – BASIS OF PRESENTATION AND GOING CONCERN

Going Concern

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $3,785,998 as of January 31, 2025.

While the Company is attempting to commence operations and generate revenues, the Company's cash position may not be significant enough to support the Company's daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate revenues and launch product line.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States ("US GAAP").
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and
regulations for presentation of interim financial information.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, state and federal law, and technologies and limited operating history.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities less than or equal to three months at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value, and consist of bank deposits and CARTEL BLUE, certificates of deposit that are readily convertible into cash. The Company maintains its cash deposits and cash equivalents at well-known, stable financial institutions and is covered by insurance.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.

Revenue and Cost Recognition

The Company has no current source of revenue; therefore, the Company has not yet adopted any policy regarding the recognition of revenue or costs associated with such revenue streams.
Operating expenses recognized in the Statement of Operations are expensed as incurred.
The Company will recognize future revenue on the accrual basis, that is, when the revenue is earned, not necessarily when it has been paid for the goods and services.

Advertising Costs

The Company's policy regarding advertising is to expense advertising costs when incurred. No advertising costs were incurred for the 12 months ending January 31, 2025.

No Items of Other Comprehensive Income or Loss

The Company has no items of other comprehensive income or loss for the 12 months ended January 31, 2025. Therefore, the net loss, if any, as presented in the Company's Statement of Operations equals comprehensive loss.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by FASB also provide guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and require increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, Income Taxes, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Earnings (Loss) Per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and the conversion of notes payable to common stock. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation.

Fair Value of Financial instruments

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815

As of January 31, 2025 and January 31, 2024, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

<u>Intangible Assets</u>

The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets primarily consist of software development capitalized. Finite-lived intangible assets are amortized on a straight-line basis. No events or changes in circumstances indicate that impairment existed as of January 31, 2025.

<u>Recently Issued Accounting Pronouncements</u>

There have been no new accounting pronouncements during the period ended January 31, 2025 that we believe would have a material impact on our financial position or results of operations.

NOTE 3 – FIXED ASSETS

Fixed assets consist of the following as of January 31, 2025 and January 31, 2024:

	01/31/25	01/31/24
Vehicles	$ 110,000	$ 110,000
Furniture & fixtures	9,670	9,670
Accumulated depreciation	(78,810)	(61,162)
Fixed Assets, Net	$ 40,860	$ 58,508

NOTE 3 – TANGIBLE ASSETS

After acquiring control of the Company, Phillip Moreb assigned two assets to the Company at their then Fair Market Value. While these assets are held in the company, they are not part of operations, and therefore are not depreciated. These consisted of a Caterpillar Tractor valued at $229,000 and a boat valued at $125,000.

NOTE 4 - INTANGIBLE ASSETS

Trademarks and intellectual property for $436,000 were deemed to have indefinite lives and are not amortized but are tested for impairment annually. As of January 31, 2025, the Company concluded there was no impairment.

NOTE 5 – INCOME TAXES

For the 12 months ending January 31, 2025, the Company incurred net operating income of $385,049 and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At January 31, 2025, the Company had $ 3,937,963 of federal and state operating loss carryforwards. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable.

NOTE 6 - RELATED PARTY TRANSACTIONS

The CEO of the Company, Philip Moreb, has personally funded the start-up costs. Mr. Moreb has agreed not to seek reimbursement for the amounts advanced ($ 16,706) and a Long term note of $ 293,826 until the company is in a much better cash position, so that the repayment to him will not impair the company's ability to operate.

NOTE 6 – COMMIYMENTS AND CONTINGENCIES

On April 15, 2022, the Company received a purchase order and has invoiced the buyer, Music City Botanicals, Inc., for 100,000 hand rolled hemp cigars to be delivered in the Company's individual Cartel plastic tubes at a sales price of in excess of $527,000. As of January 31, 2025, the Company had received payments totaling $196,900. The income from this sale and the cost of production will be recognized by the Company upon delivery of the completed product.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events subsequent through August 18, 2025, for transactions and other events that may require adjustment of and/or disclosure in such financial statements:

The Company is in the process of pursuing a Regulation A stock offering. As a part of the Reg A offering, several non-public companies' interests, which are owned in part by the Company and its CEO, Philip Moreb, will be assigned to and merged into the Company. These companies include Cartel Philips, Inc, and Cartel, Inc. The company will endeavor to raise up to
$10,000,000 in the offering by issuing new shares at a discount to certain institutional

investors, who will then be able to resell to the public. The proceeds of the Regulation A offering will be used to fund company operations, expand distribution, advertising and marketing, and other expenditures made to maximize shareholder value.